June 11, 2019

Jonathan J. Ledecky
Chief Executive Officer
Pivotal Investment Corporation II
c/o Graubard Miller
The Chrysler Building, 405 Lexington Avenue
New York, New York 10174

       Re: Pivotal Investment Corporation II
           Registration Statement on Form S-1
           Filed June 7, 2019
           File No. 333-232019

Dear Mr. Ledecky:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed June 7, 2019

Exclusive forum selection, page 116

1. We note your revised disclosure that your exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act. Please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jonathan J. Ledecky
Pivotal Investment Corporation II
June 11, 2019
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact James Giugliano at 202-551-3319 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                           Sincerely,

FirstName LastNameJonathan J. Ledecky                      Division of
Corporation Finance
                                                           Office of Beverages,
Apparel and
Comapany NamePivotal Investment Corporation II
                                                           Mining
June 11, 2019 Page 2
cc:       Jeffrey Gallant
FirstName LastName